                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                      National Transaction Network, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.15 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  638221 40 8
                        -------------------------------
                                (CUSIP Number)

                               L. Barry Thomson
                               1003 Mansell Road
                            Roswell, Georgia  30076
                                (770) 594-6000
                   -----------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 20, 1999
                        -------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 638221 40 8                                    PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      IVI Checkmate Corp.

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      58-2375201
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,726,440
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,726,440
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,726,440
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      82.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 8 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 638221 40 8                                    PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      IVI Checkmate Ltd.

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      None
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 8 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 638221 40 8                                    PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      IVI Checkmate Inc.

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      88-0117097
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Georgia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,726,440
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,726,440
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,726,440
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      82.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 8 pages

Item 3.  Source and Amount of Funds or Other Consideration.

   The following is added after the last paragraph in Item 3:

   On July 20, 1999, the Board of Directors of IVI Checkmate Corp., a Delaware corporation ("IVI Corp."), and the Board of Directors of IVI Checkmate Inc., a Georgia corporation and a wholly owned subsidiary of IVI Corp. ("IVI Inc."), adopted resolutions authorizing the officers of IVI Corp. and IVI Inc., respectively, to enter into a transaction with National Transaction Network, Inc., a Delaware corporation ("NTN"), in which IVI Inc. would acquire all of the shares of common stock, par value $.15 per share ("NTN Common Stock"), not currently owned by IVI Inc. so that NTN would become a wholly owned subsidiary of IVI Inc. On July 20, 1999, an Agreement and Plan of Merger (the "Merger Agreement") among IVI Corp., IVI Inc., NTN and NTN Merger Corp., a wholly owned subsidiary of IVI Inc. that has been formed specifically for the purpose of this transaction, was executed as further described in Item 4 and attached as Exhibit G hereto. Under the terms of the Merger Agreement, each share of NTN Common Stock will be converted into the right to receive the number of shares of IVI Corp. common stock, par value $.01 per share ("IVI Corp. Common Stock"), equal to $.30.

Item 4.  Purpose of Transaction.

   Item 4 is hereby deleted in its entirety and replaced with the following:


     IVI Corp. and IVI Inc. have entered into the Merger Agreement pursuant to which IVI Inc. (subject to certain conditions precedent) will acquire the remaining shares of NTN Common Stock that IVI Inc. does not currently own, for the purpose of acquiring 100% of the outstanding NTN Common Stock and causing NTN to become a wholly owned subsidiary of IVI Inc. The pending acquisition by IVI Inc. has been deemed by the Board of Directors of IVI Corp. and IVI Inc. to be in the best interests of IVI Corp. and IVI Inc. Upon consummation of the acquisition by IVI Inc., NTN will no longer have any shares of NTN Common Stock trading in the public securities markets.

     The transaction will be effected by a merger (the "Merger"), pursuant to which NTN Merger Corp. will be merged into NTN, with NTN as the surviving corporation. Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, each outstanding share of NTN Common Stock (other than shares beneficially held by IVI Inc. or its affiliates, NTN in treasury or stockholders who perfect their statutory dissenters' rights pursuant to the Delaware General Corporation Law (the "DGCL")) will be exchanged for the right to receive the number of shares of IVI Corp. Common Stock equal to $.30. Each holder of shares of NTN Common Stock has dissenters' rights in accordance with the DGCL. All treasury shares and all shares held by IVI Inc. will be canceled with no payment being made therefor. Each share of common stock of NTN Merger Corp. outstanding immediately prior to the consummation of the Merger will cease to be outstanding and will be converted into and become one share of common stock of the surviving

                               Page 5 of 8 Pages
corporation with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding shares of capital stock of the surviving corporation.

     IVI Corp. and NTN have agreed to prepare and file with the SEC a registration statement, including therein a proxy statement and IVI Corp. prospectus, recommending that each NTN stockholder other than IVI Inc. and its affiliates (the "Public Stockholders") vote in favor of the Merger Agreement and the transactions contemplated thereby. The proxy statement and IVI Corp. prospectus will be sent to the Public Stockholders by NTN and IVI Corp. Under applicable state law and the Merger Agreement, approval of the Merger Agreement by NTN requires a majority of its shares outstanding, which is assured if IVI Inc. votes its approximately 82% of the outstanding shares affirmatively. In addition, the Merger Agreement requires that certain other customary conditions be satisfied prior to consummation of the Merger, including, without limitation, the reaffirmation of the fairness opinion issued by an investment adviser in connection with the Merger. If the Merger has not been consummated by September 30, 1999, either IVI Corp., IVI Inc. or NTN may terminate the Merger Agreement.

     The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the full text of which is set forth in Exhibit G hereto.

                               Page 6 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

   Item 6 is hereby deleted in its entirety and replaced with the following:

   Other than the Merger Agreement described in Item 4, there are no contracts, arrangements or understandings among or between IVI Corp., IVI Inc., its officers or directors, or NTN with respect to the NTN Common Stock. No director or officer of IVI Corp. or IVI Inc. owns any shares of NTN Common Stock. IVI Inc. controls NTN through its current approximately 82% ownership of NTN Common Stock and, if the transactions contemplated by the Merger Agreement are consummated, IVI Inc. will acquire the remaining NTN Common Stock and NTN will become a wholly owned subsidiary of IVI Inc.


Item 7.  Material to be Filed as Exhibits.

   The following Exhibit is filed as part of this Amendment No. 3 to Schedule
   13D:

     Exhibit G  Merger Agreement dated July 20, 1999 between IVI Corp., IVI
                Inc., NTN and NTN Merger Corp.


                               Page 7 of 8 Pages

                                   SIGNATURE

   After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  July 21, 1999              IVI CHECKMATE CORP.


                                   /s/ L. Barry Thomson
                                   -----------------------------------
                                   L. Barry Thomson
                                   President and CEO


Dated:  July 21, 1999              IVI CHECKMATE LTD.


                                   /s/ L. Barry Thomson
                                   -----------------------------------
                                   L. Barry Thomson
                                   President and CEO

Dated:  July 21, 1999              IVI CHECKMATE INC.


                                   /s/ John J. Neubert
                                   -----------------------------------
                                   John J. Neubert
                                   Executive Vice President and
                                   Chief Financial Officer

                               Page 8 of 8 Pages

                                 EXHIBIT INDEX


   Sequential
Exhibit                                                                 Page No.
-------                                                                 --------
 99.G        Merger Agreement dated July 20, 1999 between IVI Corp.,       __
             IVI Inc., NTN and NTN Merger Corp.